Exhibit 99.35

ACCLAIM ENERGY TRUST

Report of Voting Results Pursuant to Section 11.3 of

National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the Special Meeting of holders of trust units of Acclaim Energy Trust (“Acclaim”) and holders of exchangeable shares, series 1 of Acclaim Energy Inc. (“AEI”) held on December 19, 2005 (the “Meeting”), the following sets forth a brief description of the matters which were voted upon at such Meeting and the outcome of the vote:

Description of Matter		Outcome of Vote	Votes For		Votes Against

1.

Special resolution to approve a plan of arrangement under section 193 of the Business Corporations Act (Alberta, in the form attached as Appendix A to the joint information circular and proxy statement of Acclaim and StarPoint Energy Trust (“StarPoint”) dated November 18, 2005 (the “Information Circular”).

		Passed	43,990,6401 (98.82	(1) )%	525,902 (1.18)%

2.	Ordinary resolution to authorize and approve a unit award incentive plan for Canetic Resources Trust, in the form attached as Appendix J to the Information Circular.	Passed	37,479,295 (83.91)%		7,185,649 (16.09)%

3.	Ordinary resolution to authorize and approve the employee unit ownership plan of Canetic Resources Inc. as described in the Information Circular.	Passed	36,590,473 (81.92)%		8,076,431 (18.08)%

4.	Ordinary resolution to approve a stock option plan for TriStar Oil & Gas Ltd., in the form attached as Appendix I to the Information Circular.	Passed	35,614,555 (79.79)%		9,021,652 (20.21)%

5.	Ordinary resolution to approve the TriStar Private Placement as described in the Information Circular.	Passed	36,529,228 (82.35	(2) )%	7,831,099 (17.65)%

(1) This resolution required the approval of 66 2/3% of the votes cast. The resolution also required the approval of a majority of the votes cast, after excluding the votes attaching to trust units and exchangeable shares beneficially owned, or over which control or direction is exercised, by directors or senior officers of Acclaim Energy Inc. who will also be a director of TriStar Oil & Gas Ltd. and who will participate in the TriStar Private Placement, and such other Persons whose votes may not be included in determining majority approval of a business combination pursuant to OSC Rule 61-501. A total of 285,035 of the votes cast with respect to this resolution were attached to trust units owned by a director or senior office of Acclaim Energy Inc. who may participate in the proposed TrisStar Private Placement. Excluding these votes, the resolution was approved by 43,705,605 of the votes cast, representing 98.18% of the votes cast.

(2) A total of 285,035 of the votes cast with respect to this resolution were attached to trust units owned by a director or senior officer of Acclaim Energy Inc. who may participate in the proposed TriStar Private Placement. Excluding these votes, the resolution was approved by 36,244,193 of the votes cast, representing 59.16% of the votes cast.